Transamerica Asset Management, Inc.
P.O. Box 9012
Clearwater, Florida 33758-9012
727-299-1800
October 30, 2012

VIA EDGAR CORRESPONDENCE

Karen Rossotto

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-0102

Re:	Transamerica Funds (the “Registrant”)

(File Nos. 033-02659; 811-04556)

Dear Ms. Rossotto:

On behalf of the Registrant, we are filing this letter to respond in writing to the Staff’s comments on the Registration Statement filed under Rule 485(a) of the Securities Act of 1933, as amended, on Form N-1A (Accession Number: 0001193125-12-358989) with the Securities and Exchange Commission (the “Commission”) on August 16, 2012 relating to the addition of Transamerica Enhanced Muni and Transamerica Income & Growth, each a new series of the Registrant. The Staff’s comments were conveyed to the Registrant by telephone on October 3, 2012.

The Staff noted that all comments to the fund’s summary section, as noted below, also apply to the disclosure with respect to the fund in the section entitled “More on Each Fund’s Strategies and Investments”, as well as “More on Risks of Investing in the Funds”, if applicable. In addition, it was noted that all comments generally apply to both the retail and Class I2 Prospectus of Transamerica Income & Growth.

Below are the Staff’s comments on the Registration Statement with respect to Transamerica Enhanced Muni and Transamerica Income & Growth and the Registrant’s responses thereto.

General Prospectus Comments

1.	Fees and Expenses: Please confirm that the expense limitation agreement will be included as an exhibit to the filing.

Response:  The Registrant so confirms.

2.	Fees and Expenses: Please clarify by whose authority the expense limitation arrangement can be terminated and under what circumstances.

Response:    Section 3, “Term and Termination of Agreement”, of the Registrant’s Expense Limitation Agreement, effective as of March 1, 2005, and amended and restated as of March 1, 2011, provides as follows:

Unless the Investment Manager has extended the duration of the Operating Expense Limit with respect to a Fund pursuant to Section 1.3 of this Agreement, this Agreement shall automatically renew effective March 1 of every year for one-year terms until such time as the Investment Manager provides written notice of non-renewal past the then-current term. In addition, this Agreement shall terminate with respect to a Fund upon termination of the Investment Management Agreement of that Fund.

3.	Fees and Expenses: Please explain whether expenses are recouped at the class or fund level.

Response:    Expenses can be recouped at both the class and/or fund level, depending on how the fund reimbursed expenses.

October 30, 2012

4.

Fees and Expenses:   Please explain how the Rule 12b-1 fee waiver works if these are Board approved fees for the distribution program. If the Adviser can recoup the waived Rule 12b-1 fees, please disclose this in Registration Statement.

Response:  Class A and Class C shareholders will pay Rule 12b-1 fees of 0.15% and 0.75%, respectively, during the period of the contractual waiver. The Registrant has revised the description of the waiver, and confirms that the amounts waived cannot be recouped.

5.

Fees and Expenses:  Please disclose, adjacent to the fee table, the 1% CDSC payable on Class A shares on purchases of $1 million or more that are purchased without any sales charge and are redeemed within 24 months.

Response:  The Registrant notes that the lead-in paragraph to the fee table directs shareholders to the “Waivers and/or Reductions of Charges” section of the Prospectus (and to the fund’s Statement of Additional Information (“SAI”) for more information on sales charge waivers and reductions. In response to the Staff’s comment, the Registrant has revised the Prospectus so that the front-end load waiver and CDSC in question, now discussed in the “Choosing a Share Class - Class A Shares - Front Load” section of the Prospectus, is also referenced in the “Waivers and/or Reductions of Charges” section of the Prospectus. The Registrant believes the lead-in language provides sufficient information and direction to shareholders.

6.	Principal Risks: Please specify the risks relevant to the types of derivatives in which the fund may invest.

Response:    The Registrant believes the derivatives risk disclosure sufficiently covers the risks of the types of derivatives in question. Accordingly, no change has been made to the Prospectus at this time.

7.	Principal Risks: In the discussion of “Market” risk, please clarify that the response to the recent financial crisis could specifically impact the fund.

Response:  The Registrant notes that this risk factor is included in other current Transamerica Funds prospectuses. The Registrant wishes to keep the “Market” risk the same across the funds, but will consider updating the risk factor in connection with the funds’ annual update.

8.	More on Risks of Investing in the Funds: If a risk is not relevant to each fund in the Prospectus, please disclose which fund it pertains to.

Response:    The Registrant notes that this risk presentation is consistent with the presentation in other current Transamerica Funds prospectuses. Accordingly, no change has been made to the Prospectus at this time.

9.	More on Risks of Investing in the Funds: Please revise the language in the “Conflicts of Interest” risk to specify which affiliated underlying funds the disclosure is referencing.

Response:  The Registrant notes that this Prospectus will ultimately be included in a larger prospectus containing disclosure for numerous other funds, which will clearly identify such underlying funds. In addition, the Registrant wishes to keep the disclosure consistent with other current Transamerica Funds prospectuses. Accordingly, no change has been made to the Prospectus at this time.

10.	Investment Adviser: Please explain why it is disclosed that TAM is responsible for day-to-day management of a fund that is not included in the Prospectus.

Response: The Registrant believes this information is informative to shareholders of all Transamerica Funds. The Registrant also notes that this Prospectus will ultimately be included in a larger prospectus containing disclosure for numerous other funds, which will include the fund referenced above. In addition, the Registrant wishes to keep the disclosure consistent with other current Transamerica Funds prospectuses. Accordingly, no change has been made to the Prospectus at this time.

October 30, 2012

11.	Sub-Adviser(s): Please include sub-adviser compensation (expressed as basis points).

Response:  The Registrant notes the sub-adviser compensation schedules are disclosed in the SAI and that it does not believe that Form N-1A requires such information be disclosed in the Prospectus. Accordingly, no change has been made to the Prospectus at this time.

12.	Tax Information: Please add the following at the end of the last sentence in this section:

“, in which case your distributions will be taxed when withdrawn from the tax-deferred account.”

Response:  The Registrant will consider adding the proposed language the time of the annual update to its Registration Statement. In addition, the Registrant wishes to keep the disclosure consistent with other current Transamerica Funds prospectuses. Accordingly, no change has been made to the Prospectus at this time.

Transamerica Enhanced Muni Prospectus Comments

1.

Fees and Expenses:  Given the fund’s investments in ETFs, please confirm that the underlying fund fees are less than one basis point. If they are greater than this, they must be included in the fee table.

Response:  The Registrant so confirms.

2.	Principal Investment Strategies: The Prospectus states that the fund invests in “a number of security types within the municipal bond market.” Please provide some examples of these security types.

Response:  The Registrant notes the first paragraph of the “Principal Investment Strategies” section already provides examples in explaining that the fund “invests primarily in general obligation and revenue bonds issued by U.S. municipal issuers, as well as issuers in U.S. territories and possessions.” Accordingly, no change has been made to the Prospectus at this time.

3.	Principal Investment Strategies: Please be more specific with regard to the fund’s investments in “a broad array of credit issues.”

Response:  The Registrant has added disclosure to note that the fund is expected to have an investment grade bias.

4.	Principal Investment Strategies: Please state whether fund’s principal investments will be investment grade.

Response:  Please see the response to prior comment.

5.	Principal Investment Strategies: Please clarify the difference between “duration” and “maturity.”

Response:  The Registrant has made revisions consistent with the Staff’s comment.

6.	Principal Investment Strategies: Please review the Principal Investment Strategies section to ensure that all risks included as “principal risks” are applicable for this fund.

Response:  The Registrant has reviewed the section and removed the following risks from the Principal Risks section as they do not apply to the fund’s principal investment strategies: “Bank Obligations” and “U.S. Government Agency Obligations”.

7.	Principal Risks: U.S. Government Agency Obligations: Please clarify whether “securities issued by agencies and instrumentalities of the U.S. Government.” refers to securities underlying derivatives.

Response:  The Registrant has removed this risk from the “Principal Risks” section.

8.	More on Each Fund’s Strategies and Investments: Please explain the meaning of “low event risk” in the fund’s strategy.

Response:  The Registrant has made revisions consistent with the Staff’s comment.

October 30, 2012

9.	More on Risks of Investing in the Funds: Please clarify why “Municipal Securities” risk includes a reference to California.

Response:    As the fund has the ability to invest in municipal securities whose issuers are located California, the Registrant believes this is relevant risk disclosure.

Transamerica Income & Growth Prospectus Comments

1.	Principal Investment Strategies: Please provide the market capitalization of the fund’s principal investments.

Response:  The Registrant has made revisions consistent with the Staff’s comment.

2.	Principal Risks: Please remove disclosure from “Fixed Income Securities” risk that is duplicative of “Extension” risk.

Response:  The Registrant has made revisions consistent with the Staff’s comment.

3.	Principal Investment Strategies: Please review the “Principal Investment Strategies” section to ensure that all risks included as “principal risks” are applicable for this fund.

Response:  The Registrant has removed the following risks from the “Principal Risks” section as they do not apply to the fund’s principal investment strategies: “Mortgage-Related and Asset-Backed Securities”, “Small and Medium Capitalization Companies”, “Structured Instruments” and “U.S. Agency Obligations”.

4.	Purchase and Sale of Shares: Please clarify that shares of the fund are for investment “by certain fund of funds” rather than “in certain fund of funds”

Response:  The Registrant has made revisions consistent with the Staff’s comment.

5.	More on Risks of Investing in the Fund: Please clarify in the introductory paragraph that the risks pertain to “the fund” rather than “a fund.”

Response:  The Registrant has made revisions consistent with the Staff’s comment.

6.

Prior Performance for Similar Accounts:  Please clarify that this section pertains only to Transamerica Income & Growth. Also, please define “other accounts” in the paragraph where it is first referenced, rather than later in the section. Finally, please state that diversification requirements for the fund may differ from those of the other account.

Response:  The Registrant believes the disclosure is sufficiently consistent with the level of information provided in other current Transamerica Funds prospectuses. Accordingly, no change has been made to the Prospectus at this time.

7.

Prior Performance for Similar Accounts: Please confirm that the performance presentation is consistent with the Staff’s position in the Nicholas-Applegate No Action Letter. Please confirm that net prior performance results are adjusted to reflect all expenses in fee table.

Response:  The Registrant so confirms.

8.	Prior Performance for Similar Accounts: Please explain why the two benchmarks presented in the average annual total return table are appropriate for this fund.

Response:    The two benchmarks were chosen because of the opportunity set for the fund, as well as its historical allocations. The fund is able to invest globally wherever the portfolio manager identifies attractive yields. This includes emerging markets as well as developed international and domestic securities. Because of that flexibility, the ACWI is an appropriate benchmark index. Historically, though, the fund’s investment strategy has generally held less than 40% of its assets in non-U.S. securities. Because of the large weighting in domestic securities, it is appropriate to also offer investors a strictly domestic benchmark against which to compare the Fund results.

October 30, 2012

9.	Distributions and Taxes: Given the fund’s investment in Master Limited Partnerships, please disclose whether any portion of the distributions include return of capital.

Response:  The Registrant has made revisions consistent with the Staff’s comment.

Statement of Additional Information Comments

1.

Fundamental Policies:  Please revise the fundamental policy for Transamerica Enhanced Muni to reflect that the fund invests in investments the income from which will be exempt from federal income tax and federal alternative minimum tax.

Response:  The Registrant has made revisions consistent with the Staff’s comment.

2.

Fundamental Policies:     Please revise the narrative disclosure with respect to Transamerica Enhanced Muni’s fundamental policy on concentration to clarify that the fund cannot invest “without limit” in municipal securities without taking into account the industry in which the municipality invests.

Response:    The Registrant has not made the requested change regarding municipal securities. The Registrant is unaware of any requirement under the 1940 Act, the rules promulgated thereunder or Form N-1A that requires this change. The Registrant is also unaware of any support for this change in the views of the Staff with respect to industry concentration as reflected in former Guide 19 to Form N-1A or Investment Company Act Release IC-9785 (May 31, 1977).

3.	Fundamental Policies: With regard to Borrowing, please expand the disclosure to include what the fund can do as permitted by the 1940 Act.

Response:  The Registrant has added disclosure to the “Additional Information about Fundamental Policies” section of the SAI in response to the Staff’s comment.

4.	Fundamental Policies: Please clarify that all loans will comply with the 1940 Act.

Response:  The Registrant has added disclosure to the “Additional Information about Fundamental Policies” section of the SAI in response to the Staff’s comment.

5.

Disclosure of Portfolio Holdings:  Please ensure compliance with Form N-1A, Item 16(f) relating to conflicts between the interests of fund shareholders and the fund’s investment adviser, principal underwriter or their affiliated persons.

Response:  The Registrant so confirms.

6.

Disclosure of Portfolio Holdings:  Please explain the reason for stating that the CCO reports to the Board violations of policies and procedures on disclosure of portfolio holdings “to the extent required by law.”

Response:  The Registrant has made revisions consistent with the Staff’s comment.

7.	Board Members and Officers: Please explain the circumstances surrounding the Chairman’s resignation.

Response:    The Registrant does not believe that Form N-1A requires such disclosure. Accordingly, no change has been made to the SAI at this time.

8.	Board Members and Officers: Pursuant to Item 17(e) of Form N-1A, please ensure that the section relating to the Codes of Ethics adequately conveys whether certain personnel may invest in securities.

Response:  The Registrant believes the current disclosure is consistent with Item 17(e).

October 30, 2012

9.	Proxy Voting Policies: Please disclose how TAM’s policy addresses conflicts between itself and shareholders with respect to voting proxies.

Response:  The Registrant has made revisions consistent with the Staff’s comment.

The Registrant acknowledges that, with respect to filings made by the Registrant with the Commission and reviewed by the Staff:

(a)	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

(c)	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call the undersigned at (727) 299-1844 with any questions.

Very truly yours,

/s/ Timothy J. Bresnahan
Timothy J. Bresnahan
Vice President and Senior Counsel
Transamerica Asset Management, Inc.